Schedule A

Certain Information Regarding the
Reporting Persons[1]

Name of Beneficial Owner	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
	Shares	% of Class A	Shares	% of Class B		
Andrew D. Wingate, Lucinda Falk and Zena Tamler, not individually, but solely as co-trustees of DJPS P.G. Trust	—	—	207,969	0.4%	0.2%	0.4%
Bank of Nova Scotia Trust Company (Bahamas) Ltd, not individually, but solely as trustee of the trusts listed on Appendix A-1	—	—	1,662,205	3.1%	1.8%	2.9%
1953 Private Family Trust Company LLC, not individually, but solely as trustee of the trusts listed on Appendix A-2	—	—	1,736,641	3.3%	1.8%	3.0%

1 All references to the number of shares outstanding are as of April 25, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the Securities and Exchange Commission on May 1, 2025, as adjusted to account for the conversion of an aggregate of 364,620 shares of Class B Common Stock into 364,620 shares of Class A Common Stock in connection with sales by a Separately Filing Group Member on May 14, 2025 (the "Conversion").

2 The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 42,308,329 shares of Class A Common Stock outstanding as of April 25, 2025, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion.

3 The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 53,147,958 shares of Class B Common Stock outstanding as of April 25, 2025, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion.

4 The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 42,308,329 shares of Class A Common Stock and 53,147,958 shares of Class B Common Stock outstanding as of April 25, 2025, as adjusted.

5 With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of April 25, 2025, which is comprised of 42,308,329 shares of Class A Common Stock and 53,147,958 shares of Class B Common Stock, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock other than in the Conversion.